Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated December 7, 2017 and the Prospectus dated December 7, 2017

Registration Statement No. 333-221935

Dated: December 7, 2017

Central Garden & Pet Company

Pricing Term Sheet

Issuer:	Central Garden & Pet Company

Security description:	Senior Notes due 2028

Aggregate principal amount:	$300,000,000

Gross proceeds:	$300,000,000

Maturity date:	February 1, 2028

Coupon:	5.125%

Issue price:	100.000%, plus accrued and unpaid interest from December 14, 2017, if any

Yield to maturity:	5.125%

Interest payment dates:	February 1 and August 1, commencing August 1, 2018

Optional redemption:	Make-whole call at T+50 bps prior to January 1, 2023

	On or after January 1, 2023, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

	On or after:	Price:

	January 1, 2023	102.563%
	January 1, 2024	101.708%
	January 1, 2025	100.854%
	January 1, 2026 and thereafter	100.000%

Optional redemption with equity proceeds:	Prior to January 1, 2021, up to 35% at a redemption price equal to 105.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon

Change of control:	Putable at 101% of the principal amount, plus accrued and unpaid interest

Trade date:	December 7, 2017

Settlement:

December 14, 2017 (T+5)

We expect to deliver the notes against payment therefor on or about December 14, 2017, which is expected to be the fifth business day following the pricing of the notes (such settlement being referred to as “T+5”). Pursuant to Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and on the next two succeeding business days should consult their own advisors.

CUSIP/ISIN:	153527 AM8 / US153527AM88

Legal format:	SEC registered

Denominations/multiple:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. BMO Capital Markets Corp.

Co-managers	Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, SunTrust Robinson Humphrey, Inc. at (404) 439-7512 or BMO Capital Markets Corp. at (212) 702-1882.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent with Bloomberg or another email system.

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